SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PROTOCOL AND JUSTIFICATION OF MERGER OF FIT
RESIDENCIAL EMPREENDIMENTOS IMOBILIÁRIOS
LTDA. INTO CONSTRUTORA TENDA S.A.

Through this private instrument:

The managers of CONSTRUTORA TENDA S.A., a company with head offices in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, 1,507, Block B, 5th floor (part), Vila Olímpia, enrolled with the CNPJ/MF under No. 71.476.527/0001 -35 (“TENDA”); and

The partners and managers of FIT RESIDENCIAL EMPREENDIMENTOS IMOBILIÁRIOS LTDA., a company with head offices in the city of São Paulo, State of São Paulo, at Rua Dr. Eduardo de Souza Aranha, 153, 1st floor, Itaim Bibi, enrolled with the CNPJ/MF under No. 07.016.741/0001 -00 (“FIT”),

WHEREAS:

(i) the purpose of TENDA is (i) the execution of home-building works, (ii) the promotion, holding of interest, management, or construction of real estate projects of any nature, including the development and subdivision of either its own properties or properties owned by third parties (iii) the purchase and sale of its own properties or properties owned by third parties, already built or to be built, residential or commercial properties, lands and notional fractions linked or not to future units, (iv) the rendering of home-building management services, (v) the lease of properties and (vii) the holding of interest in other companies, in both Brazil and abroad;

(ii) FIT is a controlled company of GAFISA S.A., a company with head offices in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor, enrolled with the CNPJ/MF under No. 01.545.826,0001 -07 (“GAFISA”) with the purpose to (i) promote and manage its own or third parties´ real estate developments of any kind; (ii) purchase, sell and negotiate real estate in general; (iii) perform civil construction and provide civil engineering services; and (iv) develop and implement marketing strategies related to its own or third parties´ real estate developments; and

(iii) TENDA and GAFISA intend to enter into an association in order to jointly perform activities related to the low income real state sector in Brazil;

They hereby propose the merger of FIT into TENDA (“Merger”), thus signing this Protocol and Justification of Merger (“Protocol And Justification”), as set forth in Articles 224 and 225 of Law No. 6,404/76, whose terms will be submitted to resolution of shareholders and partners of both companies, in due form of law.

1. Reasons for the Transaction

1.1. As mentioned, the Merger encompasses a project associating both GAFISA and TENDA for the joint development of real estate enterprises for the low income sector in Brazil, whose implementation will take place in compliance with the provisions set forth in this Protocol and Justification and in the Agreement on Non-Competition, Exclusivity, Non-Solicitation, Lock up of Shares and Others, also signed on this date. The “low income sector” shall mean the one consisting of enterprises established for construction, real state syndication and/or sale of real estate units with an average value of less than R$150,000.00 for units built and sold.

1.2. After the Merger, TENDA will remain a publicly-held company listed with the Novo Mercado segment of the São Paulo Stock Exchange (BVSP), working towards the purposes described in the Recitals (i), being from then on endowed with the financial, human and technical resources of FIT and GAFISA.

1.3. The managements of both TENDA and FIT believe that the Merger may bring benefits for TENDA and the partners of FIT and GAFISA, insofar as it may generate significant business synergies and result in combined savings on technical costs, supplies and other overhead, although TENDA remains a corporate legal entity separated from Gafisa, as is intended.

2. Other Conditions to which the Merger is subject (Article 224, VII of Law No.6,404/76)

2.1. Confirmation of the preliminary information and data on both TENDA and FIT, through the accounting and financial due diligence procedures to be conducted by the managers of both TENDA and FIT as applicable, during the 30 days subsequent to the date of signature of the Protocol and Justification (“Due Diligence”).

2.2. On the Merger date, FIT shall: (i) have a Capital Stock of at least R$420 million, fully subscribed and paid in; and (ii) a Net Cash of at least R$300 million.

2.2.1. For the purposes of this Protocol and Justification, Net Cash shall mean the sum of the cash equivalents and short term financial investments, less short and long term loans and financing.

2.3. At the discretion of its partners and prior to any capital increase that might be necessary to comply with the conditions mentioned in item 2.2, FIT may be transformed into a joint-stock company, in which case all references to quotas or partners of FIT in this Protocol and Justification shall be read as references to the shares or shareholders of FIT.

2.4. The Merger has already been approved by the boards of both GAFISA and TENDA and will be submitted to the shareholders and partners of TENDA and FIT, respectively.

2.5. The transaction encompassed by this Protocol and Justification will be notified to the regulatory and anti-trust authorities in Brazil and abroad within the legal terms.

3. Basis of the Merger

3.1. The Merger will be undertaken in a manner whereby TENDA receives – at the respective book values thereof, as set forth in the Sole Paragraph of Article 9 of Instruction No. 469/08 issued by the Brazilian Securities Commission (CVM) related to the application of Paragraph 3 of Article 226 of Law No. 6,404/76 – all the assets, rights and obligations of FIT, including its real estate, whose descriptions and identifications will be listed in an Exhibit appended to the Minutes of the Extraordinary General Meeting of TENDA that resolves on the Merger.

3.2. As a result of the Merger, TENDA shall increase its net equity corresponding to the total value of the net equity of FIT to be absorbed.

4. Exchange ratio, number and type of shares to be attributed to FIT’s shareholders and rights of shares

4.1. It is estimated that 240,391,470 registered common shares issued by TENDA shall be attributed to FIT partners, proportionally to their respective stakes in the capital of FIT. The exchange ratio between FIT quotas and shares issued by TENDA has been established on an equitative basis, based on the economic and financial appraisals of both TENDA and FIT, following the same criteria and on the same date.

4.2. The number of TENDA shares to be attributed to FIT partners, as established in Clause 4.1, does not consider the effects of the Due Diligence. Therefore, once the Due Diligence has been completed, this figure may be recalculated on the basis of the formula presented below, in compliance with the procedures established in Clause 4.3:

• Delta: number of shares to be added or deducted from the number of shares to be received from Gafisa, mentioned in Clause 4.1

• Part’: stakes held by FIT partners in TENDA after the Merger, considering the adjustments arising from the Due Diligence, to be calculated as follows:

• VAFIT: adjusted value of FIT stake calculated as:

• AdFIT: adjustments to the value of net equity of FIT on the Reference Date found in the Due Diligence, in millions of Brazilian Reais.

• AdTENDA: adjustments to the value of the asset base of TENDA found in the Due Diligence, where the asset base of TENDA is defined as the sum of: (i) the net equity on the Reference Date with (ii) the difference in the sales revenues to allocate and the cost of units sold to allocate complying with the definition established in Resolution No. 963 issued by the Federal Accounting Council (CFC), in millions of Brazilian Reais (with this sum being defined as the “Asset Base”). Adjustments in the receivable accounts lines will be calculated only if exceeds R$ 20,000,000.00.

• VATENDA: adjusted value of TENDA stake, calculated as:

4.3. The AdFIT and the AdTENDA will be calculated within a 5 (five)-day period after the expiration date of a 30 (thirty)-day period stipulated in Item 2.1, by auditors appointed by the managers of both TENDA and FIT respectively (“Auditors”). In case the managers of either TENDA or FIT disagree on the values presented by the Auditors for the AdFIT and the AdTENDA, such managers shall, within no more than five days after becoming aware of the above-mentioned values, notify the managers of the other company of such disagreement (“Notification of Disagreement”). If the managers of FIT and TENDA fail to reach an agreement on the AdFIT or the AdTENDA, as applicable, during a 10(ten)-day period subsequent to the receipt of the Notification of Disagreement, the Auditors will appoint a third party auditor among Deloitte Touche Tohmatsu, Ernst & Young and KPMG (“Third Party Auditor”), which will establish the adjustment under discussion. The value presented by the Third Party Auditor will be definitive and binding the managers of TENDA and FIT. If the Auditors not reach consensus on the Third Party Auditor, it will be appointed through a random draw from among those mentioned above.

4.4.In case the AdFIT reduces the net equity of FIT on the Reference Date by an amount exceeding R$84,000,000,00, the managers of TENDA may opt, at its own discretion, not to submit the Merger to TENDA shareholders.

4.5.In case AdTENDA reduces the Asset Base by an amount exceeding 20% on the Reference Date, the managers of FIT may opt, at its sole discretion, not to submit the Merger to FIT partners.

4.6. Having exercised any of the options mentioned in Items 4.4 and/or 4.5, the Merger will not take place, with this Protocol and Justification being terminated with no indemnification.

4.7. The TENDA shares to be attributed to GAFISA in order to substitute the current FIT quotas which will be extinguished, will have the same rights as the outstanding shares issued by TENDA, sharing in the profits of the current fiscal year and declared as from now on. The statutory advantages and rights of the outstanding common shares issued by TENDA will remain unaltered.

5. Appraisal criteria for FIT assets and treatment of equity variations

5.1. The net equity of FIT will be merged into at book value, based on the elements presented in the balance sheet specially drawn up for this purposes dated June 30, 2008 (“Reference Date”) and duly audited for the purposes of the provision set forth in Article 12 of Instruction No. 319/99 issued by the Brazilian Securities Commission (CVM), adjusted in order to reflect the provision set forth in Item 2.2 of this Protocol and Justification, and any other relevant and subsequent event thereto.

5.2. Without adversely affecting the provisions set forth in Item 4.2, the Merger will be undertaken at the value of the net equity of FIT supported by an appraisal report to be drawn up by a specialized company that will be contracted by TENDA, with regard to which there may be no conflict or community of interests, whether current or potential, with the controllers of TENDA or FIT, or the respective minority shareholders thereof, or regarding the Merger itself (“Appraisal Report”). The Appraisal Report will be submitted to TENDA shareholders’ approval.

5.3. The equity variations verified as from the Reference Date through the date of which the Merger is completed will be appropriated by TENDA.

6. Increase and composition of the capital stock of TENDA after the Merger

6.1. The book value of the net equity of FIT on the Reference Date is R$ 61,899,377.78.

6.2. Based on the assumption that the minimum capital stock and minimum net cash set forth in Item 2.2 will be reached, it is estimated that the book value of the net equity of FIT to be merged into TENDA will be R$ 405,142,020.00, being this value subject to confirmation by the Appraisal Report.

6.3. The Merger of the net equity of FIT will result in an increase of the net equity of TENDA by the same amount as mentioned in Item 6.1 above and by the resulting increase of the capital stock thereof, with the effective value of the capital stock increase of TENDA taking into account an amount to be set aside in the capital reserve, still to be defined. The above-mentioned capital stock will be divided into 400,652,450 shares, with these figures being subject to the adjustments arising from the facts mentioned in Item 4.2 above.

6.4. All FIT quotas will be canceled by the Merger, being substituted by new shares issued by TENDA to be issued as set forth in this Protocol and Justification.

7. Amendment to TENDA’ By-Laws

7.1. With the approval of the Merger as set forth in this Protocol and Justification, the capital stock of TENDA will be divided into 400,652,450 registered common shares with no face value, with the lead paragraph of Article 5 of TENDA’s By-Laws being adjusted to reflect this amendment, respecting possible future adjustments that may be undertaken through the confirmation mentioned in Item 6.1 and the events mentioned in Item 4.2.

7.2. At the General Meeting that will be convened to resolve on the Merger, an increase in TENDA’s authorized capital will be proposed of up to 600,000,000 shares, amending article 8 in order to reflect such capital increase.

7.3. Until the date of the General Meeting that will resolve on the Merger, there will be no changes on the number of shares into which the capital stock of TENDA is divided and neither on TENDA’s capital stock itself, on which the basis of the Merger were established.

8. Appointing of the Specialized Companies

8.1. As mentioned in Item 5.2, TENDA will contract a specialized company to undertake the appraisal of the net equity of FIT to be transferred to TENDA through the Merger. However, contracting this firm will depend on the ratification by the TENDA’s General Shareholders’ Meeting, which will examine this Protocol and Justification in compliance with the provisions set forth in Paragraph 1 of Article 227 of Law No. 6,404/76.

9. Wind-up of FIT

9.1. The Merger described in this Protocol and Justification will result in the winding-up of FIT, which will be succeeded by TENDA in all of its goods, rights and obligations.

10. Notices and Notifications

10.1. All notices, notifications or other communication related to this Protocol and Justification will be made in writing and will be deemed to have been duly presented: (a) when received or delivered personally; (b) when forwarded by facsímile or electronic mail; and (c) when forwarded by an express delivery service or registered or certified correspondence with request for receipt of confirmation of delivery, having paid the postage to the recipient at the following addresses (or at any other address that may be specified in such notification):

(i) if to managers of TENDA:
Att.: Mr. André Vieira
Rua Gomes de Carvalho, 1507, Bloco B, 5º andar
Vila Olímpia, 04547-005
São Paulo - SP
Fax: (11) 3040-6018
E-mail: andre@tenda.com

(ii) if to partners and managers of FIT:
Att.: Wilson Amaral de Oliveira
Avenida das Nações Unidas, 8501, 19º andar
Pinheiros, 05425-070 São Paulo - SP
Fax: (55 11) 3025-9217
E-mail: wamaral@gafisa.com.br

10.1.1. The party whose address, fax number of electronic mail address mentioned above is altered, will promptly notify the other parties of such new address, fax number or electronic mail address. Until such notification is made, the notifications, communications and writs forwarded to the address, fax number or electronic mail address mentioned above will be considered as valid and efficacious.

10.1.2. Any notices or notification forwarded to one of the parties shall be transmitted to the others by copy.

11. Final Provisions

11.1. The amounts mentioned in this Protocol and Justification were indicated, in compliance with the provisions set forth in the Sole Paragraph of Article 224 of Law No. 6,404/76, by means of estimates based on preliminary surveys conducted by the managers of both TENDA and FIT, based on the balance sheets drawn up on June 30, 2008, and on the information and data provided by the Parties.

11.2. This Protocol and Justification and the financial statements that will serve as the basis for calculating the net equity of FIT, as well as the other documents mentioned in Article 3 of Instruction No. 319/99 issued by the Brazilian Securities Commission (CVM), will be available at the head offices of both TENDA and GAFISA as soon as they are completed, but always prior to the publication of the material fact mentioned in Instruction No. 319/99 issued by the Brazilian Securities Commission (CVM) or of the call notices convening the General Meetings required to complete the Merger.

11.3. FIT partners waived the exercise of the right to withdraw.

11.4. There are no stakes held by TENDA in GAFISA or vice-versa, with both companies being under separate control, whereby the rules set forth in Article 264 of Law No. 6,404/76 are not applicable.

11.5. Until the approval of the transaction by the corporate bodies and without adversely affecting the Due Diligence to be carried out, GAFISA will not intervene in the either management or control of TENDA, and will not appoint the managers or officers thereof, nor will it participate in the management of its personnel, the purchase or sale of assets, investment projects, sales policy, budgets or business plans, budget implementation, compliance with legal or contractual obligations, alterations of its work force or in any other act that might imply any alteration to the production capacity or efficiency of TENDA or in any act that might imply the irreversibility of the transaction if not approved by the competent corporate bodies. The provisions set forth in this Item are applicable mutatis mutandis to TENDA with regard to FIT.

11.6. Corporate Acts. The following acts shall be undertaken: (a) Meeting of FIT Partners to approve the capital increase in order to comply with provisions set forth in Item 2.2, for the approval of this Protocol and Justification and also of the subscription by FIT managers to the new shares to be issued by TENDA; and (b) an Extraordinary General Meeting of TENDA to approve this Protocol and Justification, to authorize the capital increase to be subscribed and conducted by the FIT managers to the benefit of its partners, by means of transferring the net equity of FIT, as well as to ratify the appointment of the specialized company that will appraise FIT’s net equity, to approve of Appraisal Report as well as the completion of the Merger.

BEING IN FULL AND FAIR AGREEMENT, THE PARTIES EXECUTED THIS INSTRUMENT IN 6 (SIX) COUNTERPARTS OF IDENTICAL FORM AND CONTENT, TOGETHER WITH THE UNDERSIGNED WITNESSES.

São Paulo, September 1, 2008

_____________________________________________________________
JOSÉ OLAVO MOURÃO ALVES PINTO

_____________________________________________________________
HENRIQUE DE FREITAS ALVES PINTO

_____________________________________________________________
MAURICIO LUIS LUCHETTI

_____________________________________________________________
RONALDO FERREIRA D’ALMEIDA

_____________________________________________________________
MARCEL FLEISCHMANN

_____________________________________________________________
RICARDO DEL GUERRA PERPETUO

_____________________________________________________________
ANDRÉ ARAGÃO MARTINS VIEIRA

_____________________________________________________________
SÉRGIO NASCIMENTO GAEDE

_____________________________________________________________
VINICIUS COSTA DE ALVARENGA

_____________________________________________________________
ALCEU DUILIO CALCIOLARI

_____________________________________________________________
WILSON AMARAL DE OLIVEIRA

_____________________________________________________________
NEWMAN CARDOSO DO AMARAL BRITO

(Continuation of the signature page of the Protocol and Justification of the Merger of FIT by TENDA)

_____________________________________________________________
DANIELA FERRARI TOSCANO DE BRITTO

_____________________________________________________________
GAFISA S.A.

Witnesses:
1. __________________________________	2. __________________________________
Name:	Name:
RG No:	RG No:
CPF/MF:	CPF/MF:

1ST AMENDMENT TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF FIT RESIDENCIAL EMPREENDIMENTOS IMOBILIÁRIOS LTDA. INTO CONSTRUTORA TENDA S.A.

Through this private instrument:

The administrators of CONSTRUTORA TENDA S.A., a company with head offices in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, 1,507, Block B, 5th floor (part), Vila Olímpia, enrolled with the CNPJ/MF under No. 71.476.527/0001 -35 (“TENDA”); and

The partners and managers of FIT RESIDENCIAL EMPREENDIMENTOS IMOBILIÁRIOS LTDA., a company with head offices in the city of São Paulo, State of São Paulo, at Rua Dr. Eduardo de Souza Aranha, 153, 1st floor, Itaim Bibi, enrolled with the CNPJ/MF under No. 07.016.741/0001 -00 (“FIT”),

WHEREAS:

(i) On September 1st 2008, the signatories hereof proposed the merger of FIT into TENDA (“Merger”), having executed, for that purpose, the Protocol and Justification of Merger (“Protocol and Justification”), as set forth in Articles 224 and 225 of Law No. 6.404/76, which terms would be submitted to the shareholders and partners of both companies, pursuant to law;

(ii) Item 2 of the Protocol and Justification sets forth certain terms and conditions to which the Merger was subject, some of those terms and conditions having already been fulfilled;

(iii) As a result of the world’s current economical condition, the credit offer has quickly deteriorated.

The signatories of the Protocol and Justification decide to amend its terms with a view to reflect the provisions of Whereas (ii), the Protocol and Justification being submitted to the shareholders and partners of TENDA and FIT, respectively, together with this Amendment, for all legal purposes:

1. Item 2 of the Protocol and Justification – “Other Conditions to which the Merger is subject (Art. 224, VII of Law No. 6.404/76)”.

1.1. The parties wish to register that the Due Diligence was completed on September 30, 2008, and that the resolutory conditions set forth in items 4.4 and 4.5 of the Protocol and Justification have been superseeded. The parties have agreed, moreover, that the net equity of FIT or TENDA will not be adjusted for the purposes of the provisions of items 4.2. and 4.3. of the Protocol and Justification, due to the absence of material issues. After the merger, TENDA shall promote the harmonization of the relevant accounting practices, including for purposes of Law No. 11,638/07.

1.2. The parties have decided to ratify the share exchange ratio proposal set forth in the Protocol and Justification (item 4.1. ), in the light of the negotiations entailed by them, having agreed that:

(a) until the date of Merger: (i) there will be no change in the number of shares of the capital stock of TENDA, (ii) no capital reduction, capital increase, redemption, repurchase of shares or any distribution of results of TENDA shall be approved, (iii) as from the Reference Date, FIT’s capital stock shall be increased from R$76,757,356.84 to R$437,269,641.99, through the capitalization of advances for future capital increase (adiantamentos para futuros aumentos de capital) made since the Reference Date, in cash, in the aggregate amount of R$67,710,856.73, and the subscription for and payment of new quotas, on demand, in cash, in one or more transactions, in the aggregate amount of R$292,801,428.42; and

(b) between the Reference Date and the date of completion of the merger, FIT and TENDA shall conduct their businesses in the same way as they have been conducted and consistent with past practices.

1.3. FIT’s net equity, on the date of completion of the merger, originally estimated in R$405,142,020.00, shall reflect the equity variations of FIT ascertained from the Reference Date (June 30, 2008), in the regular course of its businesses, and shall not be lower than R$410,356,565.15, ascertained in accordance with the accounting principles currently used by FIT.

1.4. The parties have agreed that (i) the amount of R$300 million of Net Cash, on the date of approval of the Merger, shall be reduced by the funds invested by FIT, in cash, in the regular course of business and consistent with FIT’s past practices, including for purposes of payment of real estate, limited to R$20,000,000.00 per month or pro rata tempore, non-cumulative, between the Reference Date (June 30, 2008) and the date of completion of the Merger, such funds resulting from advances for future capital increase or capital increases made in the same period; and (ii) the obligations related to the acquisition on account (a prazo) of real estate owned by third parties shall be disregarded for the purposes of calculation of Net Cash. As a result, items 2.2 and 2.2.1 of the Protocol and Justification shall be adjusted and shall, therefore, rule with the new following wordings:

“2.2 On the Merger date, FIT shall: (i) have a capital stock of at least R$420 million, fully subscribed and paid in; and (ii) a Net Cash of at least R$300 million, less the funds invested by FIT, in cash, in the regular course of business and consistent with FIT’s past practices, including for purposes of payment of real estate, limited to R$20,000,000.00 per month or pro rata tempore, non-cumulative, between the Reference Date (June 30, 2008) and the date of completion of the Merger, such funds resulting from advances for future capital increase or capital increases made in the same period.

2.2.1. For the purposes of this Protocol and Justification, “Net Cash” shall mean the sum of the cash equivalents and financial investments, less short and long term banking loans and financing, it being understood that any the obligations related to the acquisition on account (a prazo) of real estate owned by third parties shall be disregarded for purposes of calculation of Net Cash.”

2. Miscellaneous.

2.1. Capitalized terms and expressions used herein shall have the same meaning attributed to them in the Protocol and Justification, except if otherwise expressed herein.

2.2. The Merger of FIT into TENDA shall be submitted to FIT’s partners and TENDA’s shareholders on October 21, 2008, at first call; FIT shall provide TENDA, prior to the general meeting which shall approve the Merger, with proof of fulfillment of obligations undertaken in item 2.2. of the Protocol and Justification and with guarantee of compliance with the provisions of items 1.2. and 1.3. herein, through a statement signed by its partners and managers. The fulfillment of the conditions set forth in this item shall be confirmed through a special accounting audit, and disclosed to the securities market within 60 (sixty) from the date of completion of the Merger, at the latest.

2.3. This Amendment does not constitute novation, and shall be considered as an integral and inseparable part of the Protocol and Justification. All terms and conditions that have not been expressly amended hereby shall remain unchanged and are hereby ratified.

BEING IN FULL AND FAIR AGREEMENT, THE PARTIES EXECUTED THIS INSTRUMENT IN 6 (SIX) COUNTERPARTS OF IDENTICAL FORM AND CONTENT, TOGETHER WITH THE UNDERSIGNED WITNESSES.

São Paulo, October 3, 2008

_____________________________________________________________
JOSÉ OLAVO MOURÃO ALVES PINTO

_____________________________________________________________
HENRIQUE DE FREITAS ALVES PINTO

_____________________________________________________________
MAURICIO LUIS LUCHETTI

_____________________________________________________________
RONALDO FERREIRA D’ALMEIDA

_____________________________________________________________
MARCEL FLEISCHMANN

_____________________________________________________________
RICARDO DEL GUERRA PERPETUO

_____________________________________________________________
ANDRÉ ARAGÃO MARTINS VIEIRA

(Continuation of the execution page of the1st Amendment to the Protocol and Justification of the Merger of FIT into TENDA)

_____________________________________________________________
SÉRGIO NASCIMENTO GAEDE

_____________________________________________________________
VINICIUS COSTA DE ALVARENGA

_____________________________________________________________
ALCEU DUILIO CALCIOLARI

_____________________________________________________________
WILSON AMARAL DE OLIVEIRA

_____________________________________________________________
NEWMAN CARDOSO DO AMARAL BRITO

_____________________________________________________________
DANIELA FERRARI TOSCANO DE BRITTO

_____________________________________________________________
GAFISA S.A.

Witnesses:
1. __________________________________	2. __________________________________
Name:	Name:
RG No:	RG No:
CPF/MF:	CPF/MF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.